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             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                        OPTION TO ACCELERATE DEATH BENEFITS
                              (LIVING BENEFITS RIDER)

This rider is a part of the contract to which it is attached. The Insured under this rider is the Insured under the contract. This rider does not apply to any benefits provided by rider.

BENEFIT - While this rider is in force, you may elect to receive a portion of the net death benefit called the "Living Benefit," prior to the Insured's death under either the Terminal Illness Option or the Nursing Home Option, subject to the definitions, conditions and limitations in this rider. This option may only be exercised once.

DEFINITIONS - "Option Amount" means that portion of the death benefit which you elect to apply under this rider. The Option Amount must be at least $25,000 and may not exceed the lesser of:

-    one-half of the death benefit on the date the option is elected; or

- the amount that would reduce the face amount to our minimum issue limit for this contract; or

-    $250,000.

"Option Percentage" is the Option Amount dividend by the death benefit.

"Living Benefit" is the Option Amount which has been reduced for interest and other factors. It is the lump sum benefit under this rider, and is the amount used to determine the monthly benefit. The Living Benefit will not be less than the surrender value of the contract multiplied by the Option Percentage. The following factors will be used to calculate the Living Benefit:

-    age;

-    sex, unless the contract is issued on a unisex basis;

-    life expectancy;

-    Contract Value;

-    Outstanding Loan;

- rate of interest currently being credited to the Fixed Account including those values which are subject to Outstanding Loan;

-    Face Amount;

-    current monthly deductions; and

-    an expense charge of $150.

An amount equal to the Outstanding Loan multiplied by the Option Percentage will be deducted from the Living Benefit. The remaining Outstanding Loan will continue in force.

The assumptions we use to calculate the Living Benefit may change from time to time. The factors used to compute the Living Benefit will be set and changed only prospectively; that is, based on changes in future expectations. We will not change these factors to recoup any prior losses or distribute past gains under the rider.






Form 6005-96

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"Eligible Nursing Home" means an institution or special nursing unit of a hospital which meets at least one of the following requirements:

1.   it is Medicare - approved as a provider of skilled nursing care services;
     or

2. it is licensed as a skilled nursing home or as an intermediate care facility by the state in which it is located;

3.   it meets all the requirements listed below;

-    it is licensed as a nursing home by the state in which it is located;

- its main function is to provide skilled, intermediate or custodial nursing care;

- it is engaged in providing continuous room and board accommodations to 3 or more persons;

- it is under the supervision of a registered nurse (RN) or licensed practical nurse (LPN);

-    it maintains a daily medical record of each patient; and

-    it maintains control and records for all medications dispensed.

Institutions which primarily provide residential facilities are not Eligible Nursing Homes.

"Proof of claim satisfactory to us" includes:

- a request signed by the Insured to disclose all facts concerning the Insured's health;

-    records of the attending physician, including a prognosis of the Insured;
     and

- if we request, a medical examination of the Insured at our expense conducted by a physician we choose.

CONDITIONS - Upon Written Request you may elect to receive payment under one of the accelerated death benefit options subject to the following conditions:

-    the contract is in force;

- a written consent has been given by any collateral assignee, irrevocable beneficiary and the Insured if you are not the Insured; and

-    the Insured qualifies for the option you elect.

TERMINAL ILLNESS OPTION - If you provide proof of claim satisfactory to us that the Insured's life expectancy is 12 months or less, you may elect to receive equal monthly payments for 12 months. For each $1,000 of Living Benefit, each payment will be at least $85.21. This assumes an annual interest rate of 5%.

If the Insured dies before all the payments have been made, we will pay in one sum the present value of the remaining payments due under this rider calculated at the interest rate we use to determine those payments as part of the net death benefit.

If you do not wish to receive monthly payments, you may elect to receive the Living Benefit in a lump sum.

NURSING HOME OPTION - If (1) the Insured is confined to an Eligible Nursing Home and has been confined there continuously for the preceding six months; and (2) you provide proof of claim satisfactory to us that the Insured is expected to remain in the nursing home until death, you may elect level monthly payments for the number of years shown in the table that follows. For each $1,000 of living benefit, each payment will be at least the minimum amount shown in that table. The table assumes an annual interest rate of 5%.






Form 6005-96

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If the Insured dies before all the payments have been made, we will pay in one sum the present value of the remaining payments due under this rider calculated at the interest rate we use to determine those payments as part of the net benefit.

You may elect a longer payment period than that shown in the table. If you do, monthly payments will be reduced so that the present value of the monthly payments for the longer payment period is equal to the present value of the payments for the period shown in the table, calculated at an interest rate of at least 5%.

                            MINIMUM MONTHLY                                             MINIMUM MONTHLY
   PAYMENT PERIOD           PAYMENT FOR EACH               PAYMENT PERIOD               PAYMENT FOR EACH
      IN YEARS           $1,000 OF LIVING BENEFIT             IN YEARS              $1,000 OF LIVING BENEFIT
           1                      $85.21                          16                          $ 7.49
           2                      $43.64                          17                          $ 7.20
           3                      $29.80                          18                          $ 6.94
           4                      $22.89                          19                          $ 6.71
           5                      $18.74                          20                          $ 6.51
           6                      $15.99                          21                          $ 6.33
           7                      $14.02                          22                          $ 6.17
           8                      $12.56                          23                          $ 6.02
           9                      $11.42                          24                          $ 5.88
          10                      $10.51                          25                          $ 5.76
          11                      $ 9.77                          26                          $ 5.65
          12                      $ 9.16                          27                          $ 5.54
          13                      $ 8.54                          28                          $ 5.45
          14                      $ 8.20                          29                          $ 5.36
          15                      $ 7.82                          30                          $ 5.28

We reserve the right to set a maximum monthly benefit, which will not be less than $5,000.

If you do not wish to receive monthly payments, you may elect to receive a single sum equal to the Living Benefit.

EFFECT ON CONTRACT - The death benefit of the contract will be decreased by the Option Amount. Such decrease will be effective on the Monthly Processing Date following the date of your Written Request.

New Specifications Pages will be issued. These pages will include the following information:

-    the effective date of the decrease; and

-    the amount of the decrease and the reduced face amount.

The Contract Value will be reduced in the same proportion as the reduction in the death benefit. There will be no surrender charge on the reduction in Contract Value. The allocation of the Contract Value between Earnings and Payments will remain the same.

EXCLUSION - No benefit will be paid under this rider if a claim results, directly or indirectly, from a suicide attempt or a self-inflicted injury (while sane or insane) for any period during which a suicide exclusion is applicable.


Form 6005-96

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TERMINATION - This rider will terminate on the first to occur of:

-    the end of the grace period of a premium in default; or

- the termination or Final Payment Date of the contract while the Insured is alive; or

-    at any time on your written request.

GENERAL - The contract Specifications Pages will show the date of issue of this rider.

The Living Benefit will be made available to you on a voluntary basis only.
Accordingly:

(a) If you are required by law to exercise this option to satisfy the claim of creditors, whether in bankruptcy or otherwise, you are not eligible for this benefit.

(b) If you are required by a government agency to exercise this option in order to apply for, obtain, or retain a government benefit or entitlement, you are not eligible for this benefit.

Expect as otherwise provided, all conditions and provisions of the contract apply to this rider.





                   Signed for the Company at Dover, Delaware.



/s/ Richard M. Reilly                        /s/ Abigail M. Armstrong


       President                                    Secretary














Form 6005-96